FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
__Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.	OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response....0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* FREDERICK DOUGLAS	2. Issuer Name and Ticker or Trading Symbol ELECTRONIC DATA SYSTEMS CORPORATION ("EDS")	6. Relationship of Reporting Person(s) to issuer (Check all that apply) ___Director ___10% Owner _X_Officer or ___Other (Below)
(Last) (First) (Middle) 5400 LEGACY DRIVE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/16/03	6. (Continued) - Title: EVP, PRESIDENT-OPERATIONS SOLUTIONS
(Street) PLANO TX 75028	5. If Amendment, Date of Original	7. Individual or Joint/Group Filing (Check Applicable Lines) __X___ Form filed by One Reporting Person ______ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/ Day/Year)	2A. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 & 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								2,895*	D
Common Stock								65.73*	I	By Hewitt Associates LLC

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date if any (Month/Day /Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- sable and Expiration Date (Month/Day /Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Iinstr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira tion Date	Title	Amount or No. of shares
Employee Stock Option (right to buy) 7/15/99 Grant													200,000*	D
Employee Stock Option (right to buy) 4/24/00 Grant													50,000*	D
Employee Stock Option (right to buy) 2/6/01 Grant													75,000*	D
Employee Stock Option (right to buy) 2/6/02 Grant													100,000*	D
Phantom Stock-EDP													20,000*	D
Phantom Stock-EDP	1 for 1	01/14/03		A		5,895 (2)		Imed	(1)	Common Stock	5,895 (2)	$18.13	19,517	D

Explanation of Responses:

*No reportable change since last filing.
(1)  Shares of phantom stock under the EDP are issued following termination of the Reporting Person's employment with the Issuer.
(2)  The number of shares reported above includes employer and 401k match make-up phantom share equivalents in the amount of 5,895 phantom stock equivalents for the period of 01/01/02-12/31/02 at a fair market value of $18.13 on 12/31/02 and posted to the Reporting
       Person's EDP account in 2003.  Reporting Person has elected not to participate in the phantom share equivalent fund of the Issuer's
       EDP for 2003.

            /S/  LINDA EPSTEIN                               01/16/03
   Linda Epstein as Attorney-in-Fact for            Date
   Douglas L. Frederick

**Intentional misstatements or omissions of facts constitute federal Criminal Violations.
See 18 U.S.C 1001 and 15 U.S.C. 788ff(a).